File No.: 82-34985

# Financial Announcements



## REG-Surfcontrol PLC Share Buyback





RNS Number:9312E
Surfcontrol PLC
21 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 452.4p per share on Tuesday 20th June 2006. The lowest price paid was 450.5p, the highest price paid was 461.8p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688





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# Financial Announcements

## REG-Surfcontrol PLC Share Buyback

RNS Number:0001F
Surfcontrol PLC
22 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 451.3p per share on Wednesday 21st June 2006. The lowest price paid was 448.0p, the highest price paid was 456.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements

## REG-Surfcontrol PLC Share Buyback

RNS Number:0716F
Surfcontrol PLC
23 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 448.3p per share on Thursday 22nd June 2006. The lowest price paid was 445.3p, the highest price paid was 451.8p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements

## REG-Surfcontrol PLC Share Buyback

RNS Number:1477F
Surfcontrol PLC
26 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 435.4p per share on Friday 23rd June 2006. The lowest price paid was 429.5p, the highest price paid was 440.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements



## REG-Surfcontrol PLC Share Buyback

RNS Number:2223F
Surfcontrol PLC
27 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 440.2p per share on Monday 26th June 2006. The lowest price paid was 439.5p, the highest price paid was 441.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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File No.: 82-34985

# Financial Announcements



## REG-Surfcontrol PLC Share Buyback

RNS Number:3001F
Surfcontrol PLC
28 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 446.74p per share on Tuesday 27th June 2006. The lowest price paid was 442.5p, the highest price paid was 452.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:
ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements

## REG-Surfcontrol PLC Share Buyback

RNS Number:3783F
Surfcontrol PLC
29 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 461.4p per share on Wednesday 28th June 2006. The lowest price paid was 456.0p, the highest price paid was 462.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements



## REG-Surfcontrol PLC Share Buyback

RNS Number:4424F
Surfcontrol PLC
30 June 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 465.8p per share on Thursday 29th June 2006. The lowest price paid was 463.0p, the highest price paid was 467.0p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements

## REG-Surfcontrol PLC Share Buyback

RNS Number:5555F
Surfcontrol PLC
03 July 2006

SURFCONTROL PLC
("SurfControl" or "the Company")

Share buyback by SurfControl plc General Employee Benefit Trust

The trustee of the SurfControl plc general employee benefit trust, (Northern Trust Fiduciary Services (Guernsey) Limited) purchased 7,000 10p ordinary shares in the Company at an average price of 487.3p per share on Friday 30th June 2006. The lowest price paid was 475.5p, the highest price paid was 494.5p.

The SurfControl plc general employee benefit trust is a discretionary trust established by SurfControl for the benefit of the executive directors of the Company, and eligible employees of SurfControl or its subsidiaries.

For further information, please contact:

ICIS
Caroline Evans-Jones
Tel: +44 207 651 8688



END
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# Financial Announcements

## REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5944F
Surfcontrol PLC
03 July 2006

Letter to SurfControl Plc
Dated June 29, 2006

This letter is to inform you that investment funds managed by Porter, Orlin, LLC. currently hold 3,558,654 shares of SurfControl, Plc. It is our understanding that this shareholding, on a base of 31,086,737 shares outstanding, equals 11.5% of the company's shares.

This serves to fulfill our responsibility to inform you that funds managed by us have increased their shareholding by 1% since our last notification on April 20, 2006.

Letter from Geoffrey Hulme
Member of the General Partner
Porter, Orlin LLC



END

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# Financial Announcements

## REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7013F
Surfcontrol PLC
05 July 2006

Letter to: SurfControl plc
Dated: 04 July 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SurfControl plc (the "Company")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 30 June 2006, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,479,045 shares.

Of these 1,479,045 shares:

- The interest in 1,375,926 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited;

- The interest in 103,119 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

From: Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.



END

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# Financial Announcements

## REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8846F
Surfcontrol PLC
07 July 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SURFCONTROL PLC (THE "COMPANY")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 05 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 1,412,115 shares.

Of these 1,412,115 shares:

* The interest in 1,310,962 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

* The interest in 101,153 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are or will be, registered at CREST in account CREPTEMP.



END

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# Financial Announcements



## REG-Surfcontrol PLC Acquisition & Trading Update

RNS Number:1372G
Surfcontrol PLC
13 July 2006

SurfControl plc announces the acquisition of BlackSpider Technologies Ltd
and confirms continued growth in the fourth quarter

Raising the Level of Protection through
acquisition of leading provider of on-demand security services

London, England (July 13th, 2006) - SurfControl plc (London:SRF), the global leader in Internet protection, today announced the completion of the acquisition of one of Europe's fastest growing on-demand security services companies, BlackSpider Technologies Ltd ("BlackSpider") and provides an update on trading in the fourth quarter of FY06.

Acquisition of BlackSpider

BlackSpider is a managed security service provider and operates its award-winning MailControl and WebDefence on-demand services in the network or "cloud". These services protect organisations from email and Web-based threats, such as spam, viruses, spyware, phishing/pharming attacks, and inappropriate content before reaching an organisation's in-house network. These services also allow organisations to control employee Web access and encrypt email for secure extended enterprise communications. BlackSpider delivers its on-demand services to more than 1,200 customers on a contractual subscription basis, protecting over 500,000 users worldwide. Customers include O2, LogicaCMG, Atkins, Misys, Eversheds, Johnson Matthey and Panasonic. With this acquisition, SurfControl now serves over 22,000 customers and over 14 million users worldwide.

"We're delighted to announce the acquisition of BlackSpider Technologies," commented Patricia Sueltz, CEO, SurfControl. "Our customers have told us that they want protection at all potential points of vulnerability. BlackSpider's on-demand security services enable us to raise the level of protection for our customers by offering comprehensive protection against Web, email and desktop-based threats in the cloud or within the customer's network. SurfControl and our partners now have a flexible, customisable security solution for all sizes of enterprise that is easy-to-implement and cost effective. We welcome the BlackSpider team and its channel partners and look forward to delighting customers with our new offerings."

The acquisition of BlackSpider aligns SurfControl with the new trends in the Security Industry. Security solutions are converging at all points in the network. The vendors who provide multi-level solutions that best address the customers' needs at the lowest total cost of ownership will take leadership positions in this new market. SurfControl is the first company to take that leadership step - providing comprehensive Internet protection: on-demand, at the gateway (appliance or software), and at the client.

John Cheney, CEO of BlackSpider Technologies, added, "Our customers already recognise that on-demand security services raise the level of protection against Internet threats as well as reduce total cost of ownership. By combining the technologies and expertise of SurfControl and BlackSpider, we will be able to offer customers industry- leading solutions, across all three methods of delivery: Software, Appliances and on-demand services. I am very excited at the leadership opportunity this presents to the newly combined business."

John Cheney will report directly to Patricia Sueltz, CEO, as General Manager, On Demand Security Services, and will be responsible for SurfControl's Managed Service Security Portfolio. The BlackSpider team will operate as an on-demand security service of SurfControl plc.

Financial information regarding the acquisition

Under the terms of the acquisition, SurfControl has acquired 100% of the stock of BlackSpider Technologies Ltd. The maximum purchase consideration is £20m plus the assumption of £1.2m of short term debt. An initial consideration of £19.95m was satisfied in cash on completion. The initial purchase consideration is subject to an adjustment on a pound for pound basis to the extent that audited net current assets as at 30 June 2006 differs from the un-audited net current assets as at 30 June 2006. The final purchase consideration amount is expected to be determined within 90 days of completion. As at June 30, 2005 the audited accounts of BlackSpider under UK GAAP show gross assets of £3.1m, audited pre-tax loss of £3.1m and revenue for the 12 months to June 2005 of £1.8m.

For the year ending June 30th, 2006, the un-audited UK GAAP revenue was £4.0m and pre-tax loss was £3.3m. Through the leverage of SurfControl's existing operating infrastructure and continued expected strong growth for on-demand security services, management expect that the current pre-tax losses of BlackSpider will be reduced during FY07 to the point where the transaction will start to generate a positive contribution to operating cash flow and pro-forma profit during the fourth quarter of FY07 and beyond. Further guidance on the likely financial impact of the acquisition on FY07 trading will be given at SurfControl's Q4 results announcement scheduled for Tuesday September 12, 2006.

Trading update

The Company is pleased to report that trading in the fourth quarter

FY06 has progressed well. The Company therefore expects to report that revenue and profits will be in line with previous guidance when it announces its full year results in September of this year. Billings for the fourth quarter increased 5% year over year, which is at the upper end of previous guidance on billings. The Company also reports that pre-restructuring cash flow is slightly ahead of expectations and that year end closing cash and investments were $80.9m.

Patricia Sueltz commented, "I am very encouraged by the performance in the fourth quarter. In the last 12 months, we have gone through a period of significant change and reorganisation and I believe these results are a positive reflection of the actions taken. I am particularly encouraged that we have arrested the decline in billings and that our billings performance has gone from -4% this time last year to +5% during the fourth quarter of this year. We are on a much firmer footing than a year ago and are well positioned to deliver continued growth both organically and through acquisition as illustrated in today's announcement."

Conference Call

SurfControl's CEO, Patricia Sueltz, CFO, Simon Wilson, and John Cheney, BlackSpider CEO, will discuss the acquisition on a conference call for UK analysts at 11am London time today. A replay of this call will be available on 01296 618 700, pin 500394. A second call for US analysts and media will take place at 2pm UK time/9am New York time. A replay of this call will be available on +1 888 220 9925, pin 565302. Anyone wishing to participate in either live call should contact Caroline Evans-Jones at ICIS on 020 7651 8688, or email: caroline@icisnet.com for dial-in details.

For further information:

ICIS Financial PR — +44 (0) 207 651 8688
Tom Moriarty — tom@icisnet.com
Caroline Evans-Jones — caroline@icisnet.com

SurfControl — +44 (0) 1260 296 257
Pat Sueltz, CEO — pat.sueltz@surfcontrol.com
Simon Wilson, CFO
simon.wilson@surfcontrol.com
Beverley Boettcher, Investor Relations
beverley.boettcher@surfcontrol.com

About SurfControl

SurfControl makes Internet communication a business advantage - and not a threat. The SurfControl Enterprise Protection Suite gives customers 360(o) Internet protection and covers all points of Internet vulnerability -- including inbound and outbound communication and employees on or off the network. All products in the Enterprise Protection Suite are backed by industry-leading threat detection, delivered by SurfControl's Global Threat Experts working

24/7 to provide customers with dynamic protection against emerging threats. The company has more than 22,000 customers worldwide, and employs more than 500 people in offices across the United States, Europe and Asia/Pacific. For further information and news on SurfControl, please visit http://www.surfcontrol.com.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.



END
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# Financial Announcements

## REG-Surfcontrol PLC Holding(s) in Company



RNS Number:4138G
Surfcontrol PLC
19 July 2006

LETTER TO: SURFCONTROL PLC
DATED: 17 JULY 2006

UK COMPANIES ACT 1985 - SECTIONS 198-203 - SURFCONTROL PLC (THE "COMPANY")

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 13 July 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 863,399 shares.

Of these 863,399 shares:

* The interest in 763,045 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited;

* The interest in 100,354 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

LETTER FROM: THE GOLDMAN SACHS GROUP, INC.



END

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# Financial Announcements

## REG-Surfcontrol PLC Holding(s) in Company

RNS Number:0868H
Surfcontrol PLC
01 August 2006

Letter to: Surfcontrol PLC
Dated: August 1, 2006

DISCLOSURE OF INTEREST IN SHARES - COMPANIES ACT 1985, PART VI

We hereby give intimation that, following a disposal of shares in the Company, the AEGON UK plc Group of Companies no longer has a notifiable interest in the relevant share capital of the Company.

Disposal(s):

30,562 (Ordinary) Shares in the name of Citibank Nominees Ltd

Resultant Total: 921,128
Held as follows: 921,128 Citibank Nominees Limited

For the purposes of the foregoing notification:-

(a) "The AEGON UK plc Group of Companies" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK ltd, AEGON Investment Management UK ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited, all having a place of business at Edinburgh Park, Edinburgh EH12 9SE;

(b) "the Act" shall mean the Companies Act 1985 and expressions used in this notification shall, unless the context otherwise requires, have the same meanings as are set out in or adopted for the purposes of the Act;

(c) "the Company" shall mean the company to whom this notification is addressed From: AEGON Asset Management UK



END

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# Financial Announcements

## REG-Surfcontrol PLC Holding(s) in Company



RNS Number:3906H
Surfcontrol PLC
08 August 2006

Letter to: Surfcontrol PLC
Dated: August 7, 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of August 4, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act, in 2,277,789 ordinary shares ("APLP shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company") Of the APLP Shares, Artisan International Value Fund was interested in 1,227,330 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 7.25% of the total issued share capital of the Company as of August 4, 2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

| Nominee | Shares |
|---|---|
| State Street Nominees Limited | 1,387,291 |
| The Bank of New York Nominees Limited | 602,635 |
| Mellon Trust | 162,028 |
| Brown Brothers Harriman | 91,200 |
| Chase Nominees Limited | 34,635 |

Of the 1,387,291 shares held by State Street Nominees Limited, 1,227,330 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the APLP Shares comprise an interest falling within Section 208(5) of the Act.

(f) *This notification is given in fulfilment of the obligations of* each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of those entities act as a group or in concert with respect to these interests.

Letter from: Artisan Partners Limited Partnership



END

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